Exhibit 99.2

PRETIUM RESOURCES INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE THREE MONTHS ENDED
MARCH 31, 2020 AND 2019

MANAGEMENT’S DISCUSSION AND ANALYSIS

This Management’s Discussion and Analysis (“MD&A”) of Pretium Resources Inc. (“Pretivm”, the “Company”, “we”, “our” or “us”) provides information that management believes is relevant to an assessment and understanding of the consolidated financial condition and results of operations of the Company. This MD&A should be read in conjunction with the condensed consolidated interim financial statements for the three months ended March 31, 2020 and 2019 as publicly filed in Canada on the System for Electronic Document Analysis and Retrieval (“SEDAR”) website, and in the United States on the EDGAR section of the Securities and Exchange Commission (“SEC”) website.

The condensed consolidated interim financial statements have been prepared in accordance with International Accounting Standards (“IAS”) 34, Interim Financial Reporting using accounting policies consistent with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board and interpretations of the International Financial Reporting Standards Interpretations Committee (“IFRIC”). The Company’s significant accounting policies applied in the condensed consolidated interim financial statements are the same as those applied in note 3 of the Company’s annual consolidated financial statements as at and for the years ended December 31, 2019 and 2018.

The Company’s functional and presentation currency is the United States dollar. References to “$” or “USD” are to United States dollars, while references to “C$” or “CAD” are to Canadian dollars. All dollar amounts in this MD&A are expressed in thousands of USD, except for share and per ounce data, unless otherwise noted or the context otherwise provides.

This MD&A is prepared as of April 30, 2020 and includes certain statements that may be deemed “forward-looking information”, “forward-looking statements”, “future-oriented financial information” and “financial outlook”. We direct readers to the section “Statement Regarding Forward-Looking Information” included within this MD&A.

Certain non-IFRS financial performance measures are included in this MD&A. We believe that these measures, in addition to measures prepared in accordance with IFRS, provide readers with an improved ability to evaluate the underlying performance of the Company and compare our results to other companies. These measures are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. These measures do not have any standardized meaning prescribed under IFRS, and therefore may not be comparable to similar measures presented by other issuers. The non-IFRS financial performance measures included in this MD&A are: cost of sales per ounce of gold sold; total cash costs; all-in sustaining costs (“AISC”); average realized gold price and average realized cash margin; adjusted earnings and adjusted basic earnings per share; free cash flow and working capital. Refer to the “Non-IFRS Financial Performance Measures” section for further details and reconciliations of such non-IFRS measures.

Additional information relating to us, including our Annual Information Form and Form 40-F, each dated February 21, 2020, is available on the SEDAR website at www.sedar.com and on the EDGAR section of the SEC website at www.sec.gov, respectively.

FIRST QUARTER 2020 – SUMMARY

Operating summary

●	Gold production totaled 82,888 ounces compared to 79,180 ounces in the comparable period in 2019.
●	Mill feed grade averaged 7.8 grams per tonne gold compared to 8.7 grams per tonne gold in the comparable period in 2019.
●	Gold recoveries averaged 96.4% compared to 96.8% in the comparable period in 2019.
●	Process plant throughput averaged 3,793 tonnes per day for a total of 345,139 tonnes of ore compared to 3,279 tonnes per day for a total of 295,122 tonnes of ore in the comparable period in 2019.

Financial summary

●	The Company generated revenue of $126,560 compared to revenue of $103,119 in the comparable period in 2019. Revenue includes a $374 (2019 – $707) loss on trade receivables at fair value related to provisional pricing adjustments.
●	The sale of 80,460 ounces of gold contributed $125,122 of revenue at an average realized price(1) of $1,605 per ounce. In the comparable period in 2019, the sale of 81,434 ounces of gold contributed $102,358 of revenue at an average realized price(1) of $1,319 per ounce.
●	Total cost of sales was $89,505 or $1,112 per ounce of gold sold(1). In the first quarter of 2019, total cost of sales was $73,967 or $908 per ounce of gold sold(1). Total cost of sales increased primarily due to higher production costs for additional lateral development and drilling as well as higher depreciation and depletion expense resulting from the 2020 Mineral Reserve (defined below) update.
●	Total cash costs(1) were $787 per ounce of gold sold resulting in an average realized cash margin(1) of $768 per ounce of gold sold. In the comparable period in 2019, total cash costs(1) was $686 per ounce of gold sold resulting in an average realized cash margin(1) of $571 per ounce of gold sold.
●	AISC(1) was $996 per ounce of gold sold compared to $868 per ounce of gold sold in the comparable period in 2019.
●	Earnings from mine operations were $37,055 compared to $29,152 in the comparable period in 2019.
●	Net earnings were $6,237 compared to $4,166 in the comparable period in 2019 with the increase being primarily a result of higher gold prices, a decrease in loss on financial instruments at fair value offset by an increase in depreciation and depletion expense and deferred income tax expense. Adjusted earnings(1) were $25,863 compared to $16,527 in the comparable period in 2019.
●	Cash generated by operations was $52,538 compared to $39,944 in the comparable period in 2019. Free cash flow(1) was $41,803 compared to $35,019 in the comparable period in 2019.
●	The Company repaid $16,667 of the Loan Facility (defined below) using cash generated from operations.

1 Refer to the “Non-IFRS Financial Performance Measures” section for a reconciliation of these amounts.

KEY OPERATING AND FINANCIAL STATISTICS

The operating and financial data for the periods are as follows:

In thousands of USD,		For the three months ended
except where noted		March 31, 2020	March 31, 2019
Operating data
Ore mined (wet tonnes)	t	357,674	308,387
Mining rate	tpd	3,930	3,427
Ore milled (dry tonnes)	t	345,139	295,122
Head grade	g/t Au	7.8	8.7
Recovery	%	96.4	96.8
Mill throughput	tpd	3,793	3,279
Gold ounces produced	oz	82,888	79,180
Silver ounces produced	oz	123,926	108,234
Gold ounces sold	oz	80,460	81,434
Silver ounces sold	oz	114,640	96,974
Financial data
Revenue		$126,560	103,119
Earnings from mine operations		$37,055	29,152
Net earnings for the period		$6,237	4,166
Per share - basic	$/share	0.03	0.02
Per share - diluted	$/share	0.03	0.02
Adjusted earnings(1)		$25,863	16,527
Per share - basic(1)	$/share	0.14	0.09
Total cash and cash equivalents		$40,566	50,868
Cash generated by operating activities		$52,538	39,944
Free cash flow(1)		$41,803	35,019
Total assets		$1,575,330	1,625,855
Long-term debt(2)		$382,831	460,286
Production costs (milled)	$/t	179	180
Total cash costs(1)	$/oz	787	686
All-in sustaining costs(1)	$/oz	996	868
Average realized price(1)	$/oz	1,605	1,319
Average realized cash margin(1)	$/oz	768	571
(1)	Refer to the “Non-IFRS Financial Performance Measures” section for a reconciliation of these amounts.
(2)	As at March 31, 2020, long-term debt does not include the current portion of the Company’s Loan Facility in the amount of $66,667 (2019 – $75,687).

The following abbreviations were used above: t (tonnes), tpd (tonnes per day), g/t (grams per tonne), Au (gold) and oz (ounces).

BUSINESS OVERVIEW

The Company was incorporated on October 22, 2010 under the laws of the Province of British Columbia and is listed on the Toronto Stock Exchange (TSX.PVG) and New York Stock Exchange (NYSE.PVG). The Company was formed for the acquisition, exploration, development and operation of precious metal resource properties in the Americas.

We operate our 100%-owned Brucejack Mine located in northwestern British Columbia. The Brucejack Mine is comprised of four mining leases and six mineral claims totaling 3,306 hectares in area and forms part of our contiguous claims package that comprises over 122,000 hectares. The Brucejack Mine is a high-grade gold underground mine that started commercial production in July 2017. Amended permits were received in December 2018 to increase throughput 40% to an annual average of 1.387 million tonnes (3,800 tonnes per day) from 0.99 million tonnes (2,700 tonnes per day) with the increased mill throughput rate achieved in 2019. We expect to continue to focus on advancing underground development to expand mine access at depth and to the west through 2020. The increased development should provide sufficient access to build the stope inventory required to allow mining operations to optimize gold production.

Our exploration and evaluation assets are the Snowfield Project, Bowser Claims and the Porphyry Potential Deep Drilling (“PPDD”) Project. The Snowfield Project mineral claims are in good standing until 2030, and we conduct baseline environmental studies for potential future development of that project. Grassroots exploration is on-going at the Bowser Claims, with several gold prospects identified for further evaluation. The Bowser Claims are in good standing until 2029. The PPDD Project is a deep underground exploration program involving the testing of the extent of Brucejack-style mineralization and the porphyry potential directly below the Brucejack Mine at depth.

COVID-19 PANDEMIC

The Company’s primary commitment is the safety and health of our workforce and neighbouring communities in northwest British Columbia. There are no confirmed cases of the novel coronavirus (“COVID-19”) at the Brucejack Mine as of April 30, 2020.

Throughout the COVID-19 pandemic, the Brucejack Mine has operated continuously under the strict guidance and directives of federal, provincial and regional health authorities, while ensuring the well-being of our employees, communities and other stakeholders.

Brucejack Mine operations

Brucejack Mine personnel

A significant number of steps have been taken to limit the risk of COVID-19 exposure for our staff, their families and communities. In order to minimize the number of individuals on site at Brucejack, only personnel necessary to support gold production continue to work at the mine while COVID-19 restrictions are in place. Consequently, all capital projects and expansion drilling have been placed on hold and crews have been demobilized. In order to decrease the frequency of crew changes and travel required, crew rotations for most departments have been increased to three weeks on and three weeks off from two weeks on and two weeks off.

As Brucejack is a remote mining operation, the risk to operations from travel restrictions can be significant. Contingency plans are in place should the number of employees available for operations be limited. Mine operations prioritize gold production over development, and the mill will operate at reduced production rates should the ore supply be insufficient to operate at 3,800 tonnes per day on a continuous basis. Safety is and will remain the number one priority.

Enhanced health checks by qualified health professionals are being conducted for all personnel prior to boarding transportation to and from Brucejack, and additional crew buses are in service to ensure social distancing during transit. Physical distancing protocols are in force at all site facilities, and “high-touch” surfaces are being disinfected with increased frequency.

Supplies and inventory

At present, interruptions to the supply chain are not anticipated. Grinding media is currently the limiting factor for mill consumables, and there is an approximately three-month supply on hand with additional grinding media expected to be delivered within this period. For mining, emulsion for blasting is the limiting factor as on-site storage is limited to approximately five to seven days of product depending on usage levels. Deliveries are made on a scheduled basis to Brucejack from a supplier located within British Columbia. Supply chains are being monitored and increased inventory levels have been established with supplies on order accordingly.

Doré and concentrate sales

Doré and flotation concentrate sales are proceeding as planned without any disruptions to date. With multiple off-takers for both doré and flotation concentrate, no sales disruptions are anticipated at this time.

COVID-19 preparedness and site health protocols

Brucejack’s medical staff include remote-care nurses and advanced-care paramedics under the guidance of two off-site physicians; physicians are on-call to provide guidance or instruction to on-site staff as needed. The site is equipped for emergency medical evacuation, including cases suspected to be contagious. Brucejack’s camp facilities support self-isolation. If any individual experiences symptoms suggestive of COVID-19 (sore throat, fever, sneezing, or coughing), the individual remains in quarantine for a proscribed duration and under the evaluation of medical staff. An evacuation plan has been established to respond to cases when directed by Northern Health (British Columbia), the regional authority.

Clinic staff at Brucejack are monitoring the COVID-19 crisis and are engaged with Northern Health to continuously discuss and manage the Company’s operational protocols.

Liquidity increased

At March 31, 2020, cash and cash equivalents on hand totaled $40,566, with an additional $16,520 remaining undrawn on the revolving portion of the Company’s Loan Facility. Subsequent to quarter end, as a precautionary measure to increase available liquidity, the Company drew down $16,000 of the revolving portion of the Loan Facility.

At this time, the Company has $183,333 outstanding on the term portion of the Loan Facility and $200,000 drawn and committed on the revolving portion of the Loan Facility. For the remainder of 2020, three quarterly payments of $16,667 are scheduled to be made on the term portion of the Loan Facility plus interest on the outstanding amounts of the term and revolving portions of the Loan Facility. Forced suspension of the Company’s operations due to COVID-19 will adversely affect liquidity and could impact compliance with the terms of the Loan Facility.

Production

The COVID-19 pandemic did not impact first quarter gold production. Milled tonnes for the quarter totaled 345,139 or 3,793 tonnes per day. A shortage of personnel at the outset of the COVID-19 crisis in March resulted in a minor impact on development and a delay to the start of the reverse circulation (“RC”) drilling grade control program. A total of 2,784 meters of lateral development and 60 meters of vertical development were achieved. We are reviewing the future impact to development, stope availability and production should the restrictions related to COVID-19 persist.

Looking ahead, the Company currently expects a modest impact on costs should operations continue with enhanced safety measures in effect. However, the COVID-19 pandemic and any future emergence and spread of similar pathogens could have a material adverse impact on our business, operations and operating results, financial condition, liquidity and the market for our securities. Refer to the “Risks and Uncertainties” section of this MD&A.

Local communities

The Company realizes that the remote and dispersed communities of northwest British Columbia are at particular risk as a result of the COVID-19 pandemic, as access to healthcare can be a geographical challenge. The Company is committed to mitigating the risk of exposure to its staff, their families and neighboring communities in the region. The Company is engaging with local communities to address concerns as well as to share and develop strategies to address the challenges posed by COVID-19.

OPERATING RESULTS

Gold and silver production and sales

During the three months ended March 31, 2020, the Brucejack Mine produced 82,888 ounces of gold and 123,926 ounces of silver. Gold production increased compared to 2019, where the Company produced 79,180 ounces of gold. Gold production increased primarily due to an increase in tonnes milled offset by a decrease in head grade.

During the three months ended March 31, 2020, the Company sold 80,460 ounces of gold and 114,640 ounces of silver compared to 81,434 ounces of gold and 96,974 ounces of silver in the comparable period in 2019. The decrease in gold ounces sold was the result of timing of production within the quarter and subsequent sales.

As at March 31, 2020, there were 7,756 ounces of gold doré and 3,355 ounces of gold in concentrate in finished goods inventory recorded at a cost of $1,053 per ounce which includes depreciation and depletion.

Processing

During the three months ended March 31, 2020, a total of 345,139 tonnes of ore, equivalent to a throughput rate of 3,793 tonnes per day, were processed. This was an increase from the comparable period in 2019, in which a total of 295,122 tonnes of ore, equivalent to a throughput rate of 3,279 tonnes per day, were processed. During the quarter, the mill operated at the permitted level of 3,800 tonnes per day whereas, in the comparable period in 2019, the mill was in the early phases of the planned production ramp-up, following receipt of our amended permits in late 2018.

The mill feed grade averaged 7.8 grams per tonne gold for the quarter compared to 8.7 grams per tonne gold in the comparable period in 2019. The first quarter 2020 mill feed grade is within the estimated 2020 guidance range as we are processing all immediately available stopes above the grade cut-off to ensure consistent mill supply while continuing to advance development.

Gold recovery for the quarter was 96.4% compared to 96.8% in the comparable period in 2019. We continue to review the mill process to optimize recoveries.

Mining

During the three months ended March 31, 2020, 357,674 tonnes of ore were mined, equivalent to a mining rate of 3,930 tonnes per day compared to 308,387 tonnes of ore, equivalent to a mining rate of 3,427 tonnes per day in the comparable period in 2019.

Through 2020, mining will continue to focus on advancing underground development to open up the mine to operate at a production rate of 3,800 tonnes per day. Through the first half of 2020 development will advance at depth on the 1080-meter Level and west to the Brucejack Fault Zone. The increased development should provide sufficient access to build the stope inventory required to allow mining operations to optimize gold production.

Lyle Morgenthaler, B.A.Sc., P.Eng., Pretivm’s Chief Mine Engineer is the Qualified Person (“QP”), as defined by National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”), responsible for Brucejack Mine development and has reviewed and approved the scientific and technical information contained in this MD&A relating thereto.

Sustaining capital expenditures

During the three months ended March 31, 2020, the Company incurred $5,967 on sustaining capital compared to $3,662 in the comparable period in 2019. Significant sustaining capital expenditures during the period included the purchase of two reverse circulation drills ($2,259), construction of the new bulk gravity lab ($454) and capitalized development costs ($398). In the comparable period in 2019, sustaining capital expenditures were focused on capitalized development costs, access road development and the concentrate bulk loading system.

Vertical development costs, such as the costs to build new ventilation raises and access ramps that enable the Company to physically access ore underground on multiple mining levels, are capitalized. All lateral development to access ore zones in preparation for mining is expensed.

2020 OUTLOOK

Management believes 2020 production and financial guidance remain achievable assuming there is no significant impact on operations at the Brucejack Mine due to the COVID-19 pandemic. We have taken precautions to mitigate the risk of COVID-19 on our operations as described in the “COVID-19 Pandemic” section above. However, the COVID-19 pandemic and any future emergence and spread of similar pathogens could have a material adverse impact on our business, operations and operating results, financial condition, liquidity and market for our securities. Refer to the “Risks and Uncertainties” section of this MD&A.

2020 production and financial guidance maintained

The Company produced 82,888 ounces of gold during the first quarter of 2020 and expects to achieve its 2020 gold production guidance at the Brucejack Mine of 325,000 ounces to 365,000 ounces. With the expectation that Brucejack continues to operate within the current framework of the restrictions, production is planned to continue for 2020 at a rate of 3,800 tonnes per day with the average annual gold grade ranging between 7.6 grams per tonne and 8.5 grams per tonne at an average gold recovery of 97%.

Total cash costs(1) and AISC(1) were $787 and $996, respectively, for the first quarter of 2020. Management expects to achieve its 2020 financial guidance with AISC(1) ranging from $910 to $1,060 per ounce gold sold and cash costs ranging from $725 to $830 per ounce of gold sold. AISC(1) estimates include costs associated with continued lateral development at a rate of approximately 1,000 meters per month through 2020. In addition, the AISC(1) estimates include costs associated with a high-density RC drill program to increase the volume of grade information necessary to enhance mine planning and optimize gold production. This program has been placed on hold while COVID-19 restrictions are in place.

2020 free cash flow(1) forecast maintained

Free cash flow(1) for the first quarter of 2020 was $41,803 at an average realized gold price(1) of $1,605 per ounce. The Company remains on target to achieve free cash flow(1) guidance for 2020 in the range of $100,000 to $170,000. The 2020 free cash flow(1) forecast is based on an average gold price of $1,450 per ounce. Capital expenditures include approximately $30,000 of sustaining capital expenditures, approximately $15,000 in expansion capital expenditures and approximately $10,000 for regional exploration. Certain of these capital expenditures are on hold and may be deferred as only personnel necessary to support gold production continue to work at the mine while COVID-19 restrictions are in place.

Subsequent to quarter end, as a precautionary measure in response to the continuing operational risks related to COVID-19 the Company drew down $16,000 of the revolving portion of the Loan Facility to increase available liquidity. The Company will focus on liquidity rather than discretionary debt reduction until the restrictions related to the COVID-19 pandemic have been lifted.

1 Refer to the “Non-IFRS Financial Performance Measures” section for a reconciliation of these amounts.

2020 UPDATED MINERAL RESOURCE ESTIMATE, MINERAL RESERVE ESTIMATE AND LIFE OF MINE PLAN

On March 9, 2020, we announced an updated Mineral Reserve (the “2020 Mineral Reserve”), Mineral Resource (the “2020 Mineral Resource”) and Life of Mine (“LOM”) Plan (the “2020 LOM Plan”, and together with the 2020 Mineral Reserve and 2020 Mineral Resource, the “2020 Updates”) for the Brucejack Mine, which highlight the continued robust economics of the long-life underground operation. The effective date of the 2020 Mineral Reserve and 2020 Mineral Resource is January 1, 2020.

The 2020 Updates are detailed in the NI 43-101 Technical Report (the “2020 Report”) entitled “Technical Report on the Brucejack Gold Mine, Northwest British Columbia” dated effective March 9, 2020 prepared by Tetra Tech Canada Inc. and co-authored by consultants listed under “Independent QPs” below. The 2020 Report updates the operating parameters contained in the “Technical Report on the Brucejack Gold Mine, Northwest British Columbia” with an effective date of April 4, 2019 (the “2019 Report”). The 2020 Report was filed in Canada under the Company’s profile on SEDAR at www.sedar.com and in the United States on the EDGAR section of the SEC website at www.sec.gov.

Summary of 2020 Updates

The 2020 LOM Plan is based on the 2020 Mineral Reserve and the 2020 Mineral Resource estimates. The 2020 Mineral Resource was updated from the Mineral Resource estimate reflected in the 2019 Report (the “2019 Mineral Resource”) only within the Valley of the Kings Zone (the “Valley of the Kings”) inside an area informed with new data from additional infill drilling conducted in 2019, totaling 89,121 meters. Furthermore, the Mineral Resource cut-off for the Valley of the Kings Zone has been lowered to 3.5 grams per tonne gold, as this cut-off better reflects the recently mined grades. This has resulted in an increase in the number of tonnes in the Measured and Indicated Mineral Resource categories, albeit at a lower reported grade.

Approximately 50% of the tonnes comprising the 2020 Mineral Reserve are from the area of the Valley of the Kings where the Mineral Resource was updated. A Mine Call Factor was applied to the remaining tonnes (approximately 50%) comprising the 2020 Mineral Reserve (the area of the Mineral Reserve outside of the Mineral Resource update area). The Mine Call Factor is a reconciliation factor which is derived from operational experience. The Mine Call Factor is determined by applying an upper limit to the reserve stope grade, where the upper limit is determined by the average diamond drill hole spacing of the reserve shape. Stopes with a lower average diamond drill hole spacing (higher drill density) have a lower resulting Mine Call Factor than stopes with greater diamond drill hole spacing (lower drill density). The 2020 Mineral Reserve reflects a reduction in gold grade from the 2019 Mineral Reserve grade due to updates to the Mineral Resource and the application of the Mine Call Factor.

●	2020 Brucejack Mine Estimated Total Life of Mine Plan (Valley of the Kings and West Zone)
o	Average annual production of over 366,000 ounces of gold over the first 5 years with average annual cash flow of $171 million (post-tax) at $1,300 per ounce gold.

o	Average annual production of over 357,000 ounces of gold over the first 10 years and average annual free cash flow of $181 million (post-tax) at $1,300 per ounce gold.
o	Average operating costs of $164 per tonne milled over the first 10 years and average LOM operating costs of $163 per tonne milled.
o	At the mine level, average sustaining costs of $702 per ounce of gold sold over the first 10 years and average LOM sustaining costs of $691 per ounce.
o	At the corporate level, AISC of $747 per ounce of gold sold over the first 10 years and average LOM AISC(1) of $743 per ounce of gold sold.
o	After tax net present value (“NPV”) at a 5% discount of $1.50 billion ($1.80 billion pre-tax) at $1,300 per ounce gold, $16.90 per ounce silver and exchange rate of US$0.76:C$1.00.
●	2020 Brucejack Mine Total Proven and Probable Mineral Reserve Estimate
o	4.2 million ounces of gold (15.7 million tonnes grading 8.4 grams of gold per tonne after application of the Mine Call Factor).
o	The West Zone Mineral Reserve was not updated.
o	Excludes all Mineral Reserve material mined prior to January 1, 2020.
●	2020 Valley of the Kings Proven and Probable Mineral Reserve Estimate
o	3.6 million ounces of gold (12.8 million tonnes grading 8.8 grams of gold per tonne after application of the Mine Call Factor).
o	Excludes all Mineral Reserve material mined prior to January 1, 2020.

2020 Brucejack Mine economics

The following table provides a summary of Brucejack economic results by metal price, based on the 2020 Updates:

	Base Case	Spot Case	High Case
Gold price ($/ounce)	$1,300	$1,600	$1,900
Silver price ($/ounce)	$16.90	$20.80	$24.70
Net cash flow ($)	$2.44 billion (pre-tax) $1.95 billion (post-tax)	$3.70 billion (pre-tax) $2.75 billion (post-tax)	$4.96 billion (pre-tax) $3.55 billion (post-tax)
NPV(1) (5.0% discount) ($)	$1.80 billion (pre-tax) $1.50 billion (post-tax)	$2.75 billion (pre-tax) $2.13 billion (post-tax)	$3.70 billion (pre-tax) $2.76 billion (post-tax)
Exchange rate (USD:CAD)	0.76	0.76	0.76
(1)	NPV is discounted to January 2020.

Summary of 2020 Updates compared to 2019 Updates

The 2020 Updates are based on the ten quarters of mining operations at Brucejack since commercial production commenced in July 2017. The Valley of the Kings Proven and Probable Mineral Reserve gold grade has been reduced from 13.8 grams per tonne to 8.8 grams per tonne (a 36% decrease from the 2019 Mineral Reserve grade) due to an update of the Mineral Resource and the application of a Mine Call Factor that has been generated based on mining experience and reconciliations. All estimated costs have been updated with actual costs from 2019. Areas of cost increase include labour, environmental compliance and snow removal. The NPV decrease of 42% is mainly attributable to an update of the Mineral Resource and the application of a Mine Call Factor that resulted in estimated sold ounces decreasing by 34%.

The following table provides a comparison of the main parameters of the 2020 Report and the 2019 Report:

	2019 Report(1)	2020 Report
Operating rate (tonnes/day)	3,800	3,800
Mine life (years)(2)	14	13
Proven and Probable Mineral Reserve gold grade (g/t)	12.6	8.4
Recoveries gold/silver (%)	96.5/87.9	96.3/90.4
LOM average annual gold production (’000 ounces)	441	311
LOM average operating costs ($/t)	$168	$163
LOM average mine site AISC(3) ($/ounce gold sold)	$502	$691
LOM Average AISC(3,4) ($/ounce gold sold)	$539	$743
USD:CAD exchange rate	0.775	0.76
NPV5% pre-tax/post-tax ($’000)	$3,602/$2,587 ($1,300 Au/$16.90 Ag)	$1,799/$1,496 ($1,300 Au/$16.90 Ag)
NPV5% pre-tax/post-tax ($’000)	$4,537/$3,181 ($1,500 Au/$19.50 Ag)	$2,752/$2,135 ($1,600 Au/$20.80 Ag)
(1)	The Mineral Reserves (the “2019 Mineral Reserves”) and LOM in the 2019 Report were updated for the Valley of the Kings in April 2019 (see news release dated April 4, 2019).
(2)	Mine life is based from start of year in which the report was issued. 2019 Report begins January 1, 2019. 2020 Report begins January 1, 2020.
(3)	AISC excludes 3,800 tonnes per day expansion capital.
(4)	LOM AISC includes corporate general and administrative (“G&A”) costs.

2020 Brucejack Mineral Reserve

Brucejack Mine Total Mineral Reserve

The 2020 Updates include Mineral Reserve updates for the Valley of the Kings. The West Zone Mineral Reserve was not updated as there was no new information in 2019. The Mineral Reserve estimate for the areas of the 2020 Mineral Resource for the Valley of the Kings that were not updated in the 2020 Mineral Resource have had a Mine Call Factor applied that was determined based on historic mining data and reconciliations. The 2020 Mineral Reserve grade over the LOM for the Valley of the Kings was reduced by approximately 18% as a result of the application of the Mine Call Factor.

The following table provides the 2020 Brucejack Mine Total Mineral Reserve(1,2,3,4,5):

Zone		Ore Tonnes (Mt)	Grade		Contained Ounces
			Au (g/t)	Ag (g/t)	Au (Moz)	Ag (Moz)

Valley of the Kings Zone	Proven	1.4	8.9	11.1	0.4	0.5
	Probable	11.3	8.7	9.8	3.2	3.6
	Total	12.8	8.8	10.0	3.6	4.1
West Zone(6)	Proven	1.4	7.2	383.0	0.3	17.4
	Probable	1.5	6.5	181.0	0.3	8.6
	Total	2.9	6.8	278.5	0.6	26.0
Total Mine	Proven	2.8	8.1	195.1	0.7	17.9
	Probable	12.8	8.5	29.8	3.5	12.2
	Total	15.7	8.4	59.6	4.2	30.1
(1)	Mineral Reserves exclude all Mineral Reserve material mined prior to January 1, 2020.
(2)	Valley of the Kings Mineral Reserve based on $180 per tonne net smelter return cut-off grade, $1,250 per ounce gold, $15.60 per ounce silver, USD0.78:CAD1.00 exchange rate.
(3)	Rounding of some figures may lead to minor discrepancies in totals.
(4)	Values are inclusive of mining recovery and dilution. Values are determined as of delivery to the mill and therefore not inclusive of milling recoveries.
(5)	Mineral Reserve grade is inclusive of the Mine Call Factor.
(6)	The West Zone Mineral Reserve was not updated, and the Mine Call Factor was not applied.

2019 Mineral Reserve reconciliation

The 2019 Mineral Reserve reconciliation was completed by evaluating the 2019 Mineral Reserve shapes against the results from 2019 milling and mining (the “2019 Mined Actuals”). Reserve shapes that are spatially proximal with the 2019 actual stopes and development ore positions were compared to the 2019 Mined Actuals. Applicable reserve shapes were determined by the use of Cavity Monitoring Systems scans of the mined material for all material mined in 2019. In 2019, ore was mined from 67 stopes over 10 levels from the 1170-meter level to the 1410-meter level across a distance ranging 290 meters east to west and 155 meters north to south. Late in 2019 material was also mined from one stope on the 1110-meter level. The following table summarizes the reconciliation of 2019 Mineral Reserve to 2019 Mined Actuals:

	Tonnes (000’s)	Gold Grade (g/t)	Contained Gold Ounces (000’s)
Mined 2019 Mineral Reserve Material	1,023	12.1	396
Grade Control Depleted 2019 Reserves	60	12.9	25
2019 Mineral Reserve Material in Reconciliation	1,083	12.1	421
2019 Mined Actuals	1,303	8.7	366
Reconciliation	120%	72%	87%

The 2019 Mineral Reserve material is inclusive of Mineral Reserve material that was subsequently identified as uneconomic by grade control with no possibility of future mining. This material amounted to 60,000 tonnes of 2019 Mineral Reserve material. The 2019 Mined Actuals contained 20% more tonnage than planned primarily due to the identification of out-of-reserve material that was determined to be economic as a result of the grade control program. All material sent to the mill was determined to be economic by the grade control program.

The 2019 grade control program identified approximately 570,000 tonnes of material located outside of reserve shapes as economic that the 2019 Mineral Resource model identified as sub-economic. This material was either mined or added to drilled inventory throughout 2019. These additional tonnes were not accounted for in the 2019 Mine Plan and are not accounted for in the 2020 Mineral Reserve and 2020 LOM Plan.

Mining and processing

Brucejack is a high-grade underground mining operation using the long-hole stoping mining method (both transverse and longitudinal) and cemented paste backfill. The Valley of the Kings, the higher-grade, primary targeted deposit, has been developed first; the lower-grade West Zone will be mined in the second half of Brucejack’s 13-year mine life. The 2020 LOM plan is based on a processing rate of 3,800 tonnes per day until 2029 when the rate is reduced to manage the grade distribution between the West Zone and remaining Valley of the Kings Mineral Reserves. Brucejack is planned to mine a total of 15.6 Mt at an average grade of 8.4 g/t gold after the application of the Mine Call Factor.

Mineral processing at the current operation uses conventional gravity concentration and sulphide flotation, producing gold-silver doré and gold-silver flotation concentrate. Predicted metallurgical recoveries over the LOM average 96.3% and 90.4% for gold and silver, respectively. A total of 4.0 million ounces of gold and 27.1 million ounces of silver are estimated to be produced over the remaining mine life of Brucejack after application of the Mine Call Factor.

The following table provides a summary of the Life of Mine projected production and processing(1):

Years	Tonnage(2) (t)	Lateral Development Meters(2) (m)	Gold Grade (g/t)(3)	Silver Grade (g/t)	Gold Production (’000 ounces)	Silver Production (’000 ounces)
1	1,387,000	12,000	8.3	13.7	358	517
2	1,387,000	12,000	8.6	9.3	371	371
3	1,387,000	10,800	8.6	10.7	371	417
4	1,387,000	10,800	8.6	11.4	370	441
5	1,387,000	4,320	8.4	14.0	363	550
6	1,387,000	4,650	8.6	51.8	368	2,072
7	1,387,000	3,890	8.4	98.1	362	3,939
8	1,387,000	1,020	8.6	88.5	369	3,577
9	1,387,000	960	8.6	57.4	369	2,290
10	1,040,000	770	8.4	110.1	270	3,357
11	1,040,000	560	7.4	122.1	238	3,722
12	693,000	400	7.2	159.3	155	3,238
13	380,000	150	7.0	231.0	82	2,604
Life of Mine	15,636,000	62,320	8.4	59.6	4,046	27,095
(1)	LOM begins on January 1, 2020. The 2020 Mineral Reserve excludes all Mineral Reserve material mined prior to January 1, 2020.
(2)	Tonnes are rounded to nearest thousands. Development meters are rounded to the nearest tens.
(3)	Gold grade is adjusted using a Mine Call Factor applied to the Mineral Reserves located in the non-updated portions of the 2020 Mineral Resource model.

Capital and operating costs

The remaining capital cost, principally related to non-process related expansion initiatives for the mine throughput upgrade to 3,800 tonnes per day is estimated at $14.8 million over five quarters of 2020 and 2021, including a contingency of $2.5 million.

The following table provides the 3,800 tonnes per day expansion capital costs(1):

($ million)
Mine underground	3.8
Process and infrastructure	6.9
Total direct costs	10.7
Indirect costs(2)	1.6
Contingency(2)	2.5
Total expansion capital costs	14.8
(1)	Year 2020-2021 capital cost expenditure for expansion of mine, process and infrastructure, including mine throughput expansion related costs.
(2)	Mill expansion related indirect costs and contingency only.

The total sustaining capital cost for the remainder of the LOM at Brucejack is estimated at $161.9 million. The following table provides a summary of sustaining capital costs:

($ million)
Mining	66.6
Processing	3.5
Site services and surface maintenance	91.8
Total sustaining capital costs	161.9

Average LOM operating cost is estimated at $163 per tonne milled. The following table provides a summary of operating costs:

($/tonne)
Mining	71
Processing	21
Mine general and administrative	35
Surface services and others	36
Total operating costs	163

The following table provides a summary of AISC, which include by-product cash costs, sustaining capital, exploration expense and reclamation cost accretion:

($ million, except for cost per ounce)
Total cash costs(1,2)	$2,581
Reclamation cost accretion	$21
Sustaining capital expenditures	$162
Mine site sustaining costs(3)	$2,764
Gold sales (million ounces)	4.0
Mine site sustaining cost per ounce(1,2,3)	$691
Corporate G&A costs per ounce of gold sold	$52
AISC per ounce of gold sold	$743
(1)	Net of silver credits at a silver price of $16.90 per ounce.
(2)	Includes offsite shipping, treatment, refining charges and royalties.
(3)	Excludes 3,800 tonnes per day expansion capital.

2020 Mineral Resource

Brucejack Mineral Resource

The 2020 Mineral Resource incorporates an additional 89,121 meters of resource drilling in 555 drill holes and 7,606 meters of mapped underground development completed in the Valley of the Kings Zone since the 2019 Mineral Resource. The Valley of the Kings Mineral Resource was updated for 2020, but only in an area where new data was available; the West Zone Mineral Resource was not updated.

The following table provides the 2020 Mineral Resource reported by zone and confidence category(1,2,3,4,5,6):

Zone	Confidence Category	Ore Tonnes (Mt)	Grade		Contained Metal
			Au (g/t)	Ag (g/t)	Au (Moz)	Ag (Moz)

Valley of the Kings Zone	Measured	2.3	10.5	12.6	0.8	0.9
	Indicated	16.1	11.4	12.2	5.9	6.3
	Total M+I	18.4	11.3	12.2	6.7	7.2
	Inferred	5.4	13.3	15.9	2.3	2.8
West Zone	Measured	2.4	5.9	347	0.5	26.8
	Indicated	2.5	5.9	190	0.5	15.1
	Total M+I	4.9	5.9	267	0.9	41.9
	Inferred	4.0	6.4	82	0.8	10.6
Total Mine	Measured	4.7	8.4	183.3	1.3	27.7
	Indicated	18.6	10.7	35.8	6.4	21.4
	Total M+I	23.2	10.1	65.5	7.6	49.1
	Inferred	9.4	10.3	44.3	3.1	13.4
(1)	Mineral Resources are reported inclusive of Mineral Reserves.
(2)	Mineral Resources which are not Mineral Reserves do not have demonstrated economic viability. The estimate of Mineral Resources may be materially affected by environmental, permitting, legal, marketing, or other relevant issues. The Mineral Resources in this MD&A were estimated in accordance with the Canadian Institute of Mining, Metallurgy and Petroleum (“CIM”), CIM Standards on Mineral Resources and Reserves, Definitions and Guidelines prepared by the CIM Standing Committee on Reserve Definitions and adopted by CIM Council.
(3)	The quantity and grade of reported Inferred Mineral Resources in this estimation are uncertain in nature and there has been insufficient exploration to define these Inferred Mineral Resources as an Indicated or Measured Mineral Resource. It is uncertain if further exploration will result in upgrading Inferred Mineral Resources to an Indicated or Measured Mineral Resource category.
(4)	Tonnes, grade, and contained metal figures in totals may differ due to rounding.
(5)	The Brucejack Mineral Resource is reported at 3.5 grams per tonne gold cut-off for the Valley of the Kings Zone and 5 grams per tonne gold equivalent cut-off for the West Zone (AuEq = Au + Ag/53).
(6)	Mineral Resources exclude all Mineral Resource material mined prior to January 1, 2020.

The 2020 Mineral Resource for the Valley of the Kings Zone differs from the 2019 Mineral Resource in that there are significantly more drill holes used in the estimation of the model, the classification has been updated to allow for the change in confidence resulting from the new information, the estimation parameters have been adjusted to allow greater local accuracy of the grade estimates (based on validation of the model estimates against production information), and all production prior to January 1, 2020 as well as volumes deemed non-minable have been removed.

Furthermore, the Mineral Resource cut-off for the Valley of the Kings Zone has been lowered to 3.5 grams per tonne gold, as this cut-off better reflects the recently mined grades. This has resulted in an increase in the number of tonnes in the Measured and Indicated Mineral Resource categories, albeit at a lower reported grade. The 2020 Measured and Indicated Mineral Resource for the Valley of the Kings Zone is 18.4 million tonnes at 11.3 grams per tonne gold compared to 13.7 million tonnes at 17.2 grams per tonne gold in 2019.

2019 Mineral Resource reconciliation

The 2019 Mineral Resource reconciliation compares ounces predicted in the 2019 global resource model in the areas mined over a given period to the actual ounces delivered to the mill from mining those same areas in that period. Reconciliation of the 2019 global resource model for the period January 1, 2019 to December 31, 2019 was approximately 101% on ounces. The modeled ounces for the areas mined during 2019 were predicted to be 361,739 ounces (delivered to the mill) at 8.3 grams per tonne and 1,355,769 tonnes; while the actual ounces for the areas mined were determined to be 365,585 ounces (delivered to the mill) at 8.7 grams per tonne and 1,303,001 tonnes. Reconciliation improved in 2019 compared to the comparable period in 2018 when reconciliation to the global resource model was approximately 90% on ounces.

Independent QPs

The following QPs as defined by NI 43-101 are independent of the Company and responsible for the 2020 Report, and each has reviewed, approved and verified the scientific and technical information contained in the 2020 Updates to his or her respective scope of responsibility, as applicable:

QP	Scope of responsibility
Ivor W.O. Jones, M.Sc., P.Geo., FAusIMM Ivor Jones Pty Ltd.	Geology and Mineral Resources
Maurie Phifer, P.Eng. Tetra Tech Canada Inc.	Mineral Reserves, Mining Methods; Underground Infrastructure; Paste Backfill Distribution; Mining Operating Cost Estimate; Financial Analysis
John Huang, Ph.D, P.Eng. Tetra Tech Canada Inc.	Metallurgy and Recovery Methods; Market Studies; Process, G&A and Site Services Operating Cost Estimates
Hassan Ghaffari, P.Eng., M.A.Sc. Tetra Tech Canada Inc.	Surface Infrastructure; Capital Cost Estimate
Calvin Boese, P.Eng., M.Sc. SRK Consulting (Canada) Inc.	Waste Rock and Tailings Storage Facility
Rolf Schmitt, M.Sc., P.Geo. Environmental Resources Management Ltd.	Aspects of environmental, social, community studies, and permitting
Alison Shaw, Ph.D., P.Geo. Lorax Environmental Services Ltd.	Geochemistry, Water Quality
Mauricio Herrera, PhD, P.Eng. SRK Consulting (Canada) Inc.	Water Management
Laura-Lee Findlater, P.Geo. Lorax Environmental Services Ltd.	Hydrogeology
Tim Coleman, P.Eng., ACSM, M.Sc. DIC SRK Consulting (Canada) Inc.	Underground Mine Geotechnical

Improved local data density through RC drilling

A high-density RC drill program to increase the data density necessary to enhance mine planning and optimize gold production was scheduled to commence in the second quarter of 2020. This program has been placed on hold while COVID-19 restrictions are in place. Under the main part of the program, 360-degree RC drill fans comprised of approximately 40 holes are planned to be drilled at 10-meter centers nominally west to east along the 1140-meter level of the mine over approximately 320 meters. Each drill hole will be approximately 48 meters long and assayed using 1.5 meter sample lengths. The high-density RC drill program is expected to improve the information available for mine planning and in turn reduce the necessity for a Mine Call Factor.

Production and cash flows

Over the next three years, estimated gold production of over 1.1 million ounces of gold is expected to generate cash flows of $700 million at $1,600 gold, which is more than sufficient to pay down the scheduled debt maturities of approximately $480 million.

Scientific and technical information in this “2020 Updated Mineral Reserve Estimate, Mineral Resource Estimate and Life of Mine Plan” section of the MD&A not set out in the 2020 Report has been reviewed, approved and verified by Barry McDonough, P.Geo, Pretivm’s Manager of Geological Operations for the mine geology section, Lyle Morgenthaler, P.Eng., Pretivm’s Chief Mining Engineer for the mine development and Nicolas Scarcelli-Casciola, B.A.Sc., P.Eng., Pretivm’s Mine Planning Manager for mine reserves, each of whom is a Qualified Person as defined in NI 43-101.

REGIONAL EXPLORATION

The wholly-owned, approximately 1,200-square-kilometer Bowser Property, located east of the Brucejack Mine, is comprised of 337 claims covering an area of 120,811 hectares.

2020 Regional Exploration

The 2020 regional exploration program is expected to primarily focus on exploration for an Eskay Creek style volcanogenic massive sulphide mineralization at the A6 Zone, for intrusion related gold mineralization at the Koopa Zone, and for epithermal and porphyry related gold mineralization elsewhere on the property. We anticipate commencing the exploration program in the spring of 2020 on the assumption that the restrictions related to the COVID-19 pandemic have been lifted.

Kenneth C. McNaughton, M.A.Sc., P.Eng., Pretivm’s Vice President and Chief Exploration Officer is the QP responsible for the regional grassroots exploration program and has reviewed and approved the scientific and technical information in this MD&A related thereto.

ADDITIONAL CLAIMS

Our claims also include the Snowfield Project which borders Brucejack to the north and is comprised of one mineral claim with an area of 1,217 hectares. Since we acquired the Snowfield Project in 2010, we have continued to carry out environmental studies in conjunction with Brucejack. Snowfield represents a longer-term gold opportunity for our shareholders.

FINANCIAL RESULTS

	For the three months ended
	March 31,	March 31,
	2020	2019

Revenue	$126,560	$103,119

Cost of sales	89,505	73,967

Earnings from mine operations	37,055	29,152

Corporate administrative costs	5,576	3,967

Operating earnings	31,479	25,185

Interest and finance expense	(7,722)	(9,400)
Loss on financial instruments at fair value	-	(7,526)
Interest and finance income	90	287
Foreign exchange gain (loss)	1,098	(316)

Earnings before taxes	24,945	8,230

Current income tax expense	(1,327)	(926)
Deferred income tax expense	(17,381)	(3,138)

Net and comprehensive earnings for the period	$6,237	$4,166

Three months ended March 31, 2020 compared to the three months ended March 31, 2019

Net and comprehensive earnings for the three months ended March 31, 2020 were $6,237 compared to $4,166 for the comparable period in 2019. The increase in net earnings was mainly attributed to an increase in earnings generated from operations due to higher gold prices, a decrease in the loss on financial instruments at fair value offset by an increase in depreciation and depletion due to the 2020 Updates and an increase in deferred income tax expense.

Earnings from mine operations were $37,055 for the three months ended March 31, 2020 compared to $29,152 for the comparable period in 2019.

Revenue

For the three months ended March 31, 2020, the Company generated revenue of $126,560, which included $126,934 of revenue from contracts with customers plus a loss on trade receivables at fair value related to provisional pricing adjustments of $374. During the comparable period in 2019, the Company generated revenue of $103,119 which included $103,826 of revenue from contracts with customers and a loss on trade receivables at fair value related to provisional pricing adjustments of $707. The increase in revenue was primarily the result of higher gold prices offset by lower gold ounces sold in the period due to the timing of production and subsequent sales.

For the three months ended March 31, 2020, the Company sold 80,460 ounces of gold, at an average realized price(1) of $1,605 per ounce generating $125,122 in revenue from contracts with customers. In the comparable period in 2019, the Company sold 81,434 ounces of gold, at an average realized price(1) of $1,319 per ounce generating $102,358 in revenue from contracts with customers. The average London Bullion Market Association AM and PM market price over the three months ended March 31, 2020 was $1,583 (2019 – $1,304) per ounce of gold.

The Company sold 114,640 ounces of silver generating $1,812 in revenue compared to 96,974 ounces of silver generating $1,468 in revenue in the comparable period in 2019.

Cost of sales

Total cost of sales for the three months ended March 31, 2020 were $89,505 or $1,112 per ounce of gold sold(1) compared to $73,967 or $908 per ounce of gold sold(1) in the comparable period in 2019. Cost of sales includes production costs, depreciation and depletion, royalties and selling costs, site share-based compensation, and changes in inventories, reflecting the difference between produced and sold ounces.

Production costs

Production costs, after adjustments for changes in inventories, for the three months ended March 31, 2020 were $60,144 compared to $53,002 in the comparable period in 2019. Production costs include mining, processing, surface services and other and mine general and administrative costs. Production costs, before adjustments for changes in inventories, were as follows:

In thousands of USD,	For the three months ended
except for tonnes and per tonne data	March 31, 2020			March 31, 2019
Ore mined (tonnes)	357,674			308,387
Ore milled (tonnes)	345,139			295,122

Mining(1)	$31,389	$/t	88	$27,450	$/t	89
Processing(2)	7,320		21	5,992		20
Surface services and other(2)	11,137		32	8,943		30
Mine general and administrative(2)	11,842		34	10,624		36
Total production costs(2)	$61,688	$/t	179	$53,009	$/t	180
(1)	Cost per tonne data is based on mined tonnes.
(2)	Cost per tonne data is based on milled tonnes.

Production costs increased in respect of contractors and consultants due to additional lateral development and drilling. Production costs increased in respect of salaries and benefits due to an increase in head count and salary adjustments. During the quarter, costs were incurred for lateral development at the Brucejack Mine at an average of approximately 928 meters (2019 – 800 meters) per month.

[1]	Refer to the “Non-IFRS Financial Performance Measures” section for a reconciliation of these amounts.

A majority of production costs were incurred in Canadian dollars. During the three months ended March 31, 2020, the average foreign exchange rate was C$1.3449 to $1.00 (2019 – C$1.3295 to $1.00).

Depreciation and depletion

Depreciation and depletion, after adjustments for changes in inventories, for the three months ended March 31, 2020 was $24,578 compared to $16,091 in the comparable period in 2019. The increase in depreciation and depletion was due to the decrease in the Mineral Reserve in the 2020 Updates and an increase in mined ounces.

Most of the Company’s depreciation and depletion is determined using the units of production method based on total ounces mined over the estimated Proven and Probable Mineral Reserves. The decrease in the Mineral Reserve in the 2020 Updates increased depreciation and depletion by $120 per ounce mined compared to the three months ended March 31, 2019.

Site share-based compensation

Site share-based compensation, after adjustments for changes in inventories, for the three months ended March 31, 2020 was a recovery of $171 compared to an expense of $584 in the comparable period in 2019. The decrease in site share-based compensation was due to a decrease in the Company’s share price for valuation of its cash-settled restricted share units (“RSUs”) and performance share units (“PSUs”) offset by timing of sales (movement of costs in inventory). The decrease was also due to no share-based compensation awards being issued in 2019.

Royalties and selling costs

Royalties and selling costs, after adjustments for changes in inventories, for the three months ended March 31, 2020 were $1,573 (2019 – $1,281) and $3,381 (2019 – $3,009), respectively. The increase in royalty expense was due to higher revenues from mine operations impacting the amount recognized under the 1.2% NSR Royalty (defined below). Refer to the “Commitments” section of this MD&A.

Selling costs includes transportation costs which were $3,146 (2019 – $2,955). The increase in transportation costs was primarily due to increased concentrate volumes shipped through Stewart, British Columbia.

Total cash costs(1) and AISC(1)

Total cash costs(1) for the three months ended March 31, 2020 were $787 per ounce of gold sold compared to $686 per ounce of gold sold in the comparable period in 2019. Total cash costs(1) increased due to higher production costs for additional lateral development and drilling as well as increased head count and salary adjustments.

1 Refer to the “Non-IFRS Financial Performance Measures” section for a reconciliation of these amounts.

AISC(1) for the three months ended March 31, 2020 totaled $996 per ounce of gold sold compared to $868 per ounce of gold sold in the comparable period in 2019. AISC(1) increased primarily due to increased total cash costs. Sustaining capital expenditures amounted to $5,967 (including $398 deferred development costs incurred during production) compared to $3,662 in the comparable period in 2019.

Corporate administrative costs

Corporate administrative costs for the three months ended March 31, 2020 were $5,576 compared to $3,967 in the comparable period in 2019.

Salaries and benefits for the three months ended March 31, 2020 were $4,121 compared to $1,070 in the comparable period in 2019. The increase in salaries and benefits was due to termination costs in the amount of $2,234 for the departure of Joseph Ovsenek as the President and Chief Executive Officer (“CEO”) and adjustments for the final 2019 bonus.

Share-based compensation for the three months ended March 31, 2020 was a recovery of $889 compared to an expense of $934 in the comparable period in 2019. The decrease in share-based compensation was due to the decrease in the Company’s share price for valuation of its cash-settled RSUs, PSUs and deferred share units (“DSUs”). The decrease was also due to no share-based compensation awards being issued in 2019.

Interest and finance expense

During the three months ended March 31, 2020, the Company incurred interest and finance expense of $7,722 compared to $9,400 in the comparable period in 2019. The Company incurred $5,398 (2019 – $7,278) of interest expense related to its $480,000 senior secured loan facility (the “Loan Facility”). The decrease in interest expense was the result of a decrease in the overall effective interest rate on the Loan Facility from 5.9% to 5.0% driven by a decrease in London Inter-Bank Offered Rate (“LIBOR”) from 2.5% to 1.6%.

Interest and finance income

During the three months ended March 31, 2020, the Company earned interest and finance income of $90 compared to $287 in the comparable period in 2019. The decrease in interest and finance income was the result of a lower cash and cash equivalents balance throughout the period.

Current and deferred income taxes

For the three months ended March 31, 2020, current income tax expense was $1,327 related to the 2% net current proceeds portion of the British Columbia Mineral Tax (“BCMT”) compared to $926 in the comparable period in 2019. These amounts represent our cash taxes payable.

Currently, the Company does not have federal and other provincial income taxes payable due to Brucejack Mine development and capital expenditure tax pools and pre-operating tax losses. The Company does not anticipate paying cash taxes for federal and provincial income taxes for three to four years, based on the 2020 LOM Plan update and current gold prices. Once the Company is in a tax payable position, we anticipate paying taxes at a combined rate of 36.5% on mine operating earnings.

1 Refer to the “Non-IFRS Financial Performance Measures” section for a reconciliation of these amounts.

The Company is subject to Canadian federal and British Columbia provincial income taxes with an aggregate rate of 27%. The Company is also subject to the BCMT, which is accounted for as an income tax. The BCMT requires initial payments of 2% of net current proceeds until initial construction tax pools are utilized, after which a rate of 13% applies. The BCMT is calculated in CAD which results in foreign exchange movements on our BCMT tax pools each period. Additionally, we have certain assets recorded with application of IAS 12, Income Taxes, initial recognition exemption (“IRE”), which results in no corresponding deferred income tax recovery as the assets are amortized. These items will continue to cause fluctuations on our overall effective tax rate in future periods.

For the three months ended March 31, 2020, deferred income tax expense was $17,381 compared to a $3,138 in the comparable period in 2019.

For the three months ended March 31, 2020, our effective tax rate, including both current and deferred income taxes, was 75.0% including a $7,551 deferred income tax expense related to foreign exchange movements on our BCMT tax pools as foreign exchange rates moved from C$1.2988: $1.00 to C$1.4187: $1.00 during the period. Excluding the effect of foreign exchange on our BCMT pools, our effective tax rate was 44.7% (2019 – 41.4%).

LIQUIDITY AND CAPITAL RESOURCES

The Company manages liquidity risk by monitoring actual and projected cash flows and matching the maturity profile of financial assets and liabilities. Cash flow forecasting is performed regularly. The Company monitors forecasts of liquidity in the form of cash and cash equivalents to ensure it has sufficient cash to meet operational needs.

Factors that can impact the Company’s liquidity are monitored regularly and include assumptions of gold market prices, foreign exchange rates, production levels, operating costs and capital costs. In addition, any temporary suspension of production as a result of the COVID-19 pandemic will impact the Company’s liquidity. Contractual obligations and other commitments that could impact the Company’s liquidity are detailed in the “Commitments” section of this MD&A. We prepare annual expenditure budgets that are approved by our Board of Directors.

Our capital structure consists of debt instruments, convertible debt instruments and equity attributable to common shareholders comprised of issued share capital, other reserves and deficit.

Liquidity and capital resources

Working capital(1)

Our cash and cash equivalents as at March 31, 2020 totaled $40,566, increasing by $17,392 from $23,174 as at December 31, 2019. The increase in cash and cash equivalents was primarily due to an increase in cash flows generated from operations of the Brucejack Mine, a decrease in cash outflows related to principal repayments and interest payments on the Loan Facility, offset by an increase in sustaining and expansion capital expenditures.

1 Refer to the “Non-IFRS Financial Performance Measures” section for a reconciliation of these amounts.

The Company has a working capital(1) deficit of $43,300 as at March 31, 2020 compared to a deficit of $66,805 as at December 31, 2019. At current gold prices and our average realized cash margin(1), management believes future cash flows from operations are sufficient to fund our operations, as well as other planned and foreseeable commitments currently estimated for 2020. With respect to medium- and longer-term capital requirements, management believes that operating cash flow, the Company’s active management of its operations and development activities, and where appropriate, capital available through financing sources such as debt and equity funding, will enable the Company to meet its capital requirements. The COVID-19 pandemic and any future emergence and spread of similar pathogens could have a material adverse impact on our business, operations and operating results, financial condition, liquidity and the market for our securities. Management continues to monitor the risk associated with the COVID-19 pandemic on our liquidity position. Refer to the “Risks and Uncertainties” section of this MD&A.

At March 31, 2020, $16,520 was available under our Loan Facility for additional liquidity. Subsequent to quarter end, as a precautionary measure to increase available liquidity, the Company drew down $16,000 of the revolving portion of the Loan Facility.

Working capital(1) items other than cash and cash equivalents and the current portion of long-term debt consisted of receivables and other of $11,543 and inventories of $26,169 (valued at cost) offset by accounts payable and accrued liabilities of $54,911.

Receivables and other is comprised primarily of $8,469 of trade receivables, $2,009 of prepayments and $937 of Goods and Services Tax refunds. Inventory is comprised of $13,991 of materials and supplies, $11,695 of finished metal and $483 of in-circuit inventory.

Accounts payable and accrued liabilities includes trade payables and accrued liabilities of $45,718, the current portion of lease obligations of $5,537, current portion of the RSU liability of $1,194. Trade payables and accrued liabilities includes $5,799 of remaining construction related payables and holdbacks.

During the three months ended March 31, 2020, the exercise of share options provided us with $1,009 (2019 – $260) of additional liquidity.

Cash flows

The Company’s cash flows from operating, investing and financing activities are summarized in the following table for the three months ended March 31, 2020 and 2019:

In thousands of USD	For the three months ended
	March 31, 2020	March 31, 2019

Cash flow information

Cash generated by operations	$52,538	$39,944
Cash used in financing activities	(22,941)	(29,859)
Cash used in investing activities	(10,735)	(4,925)
Effect of foreign exchange rate changes on cash and cash equivalents	(1,470)	301
Change in cash and cash equivalents	$17,392	$5,461

The Company generated $52,538 in operating cash flows for the three months ended March 31, 2020 compared to $39,944 for the comparable period in 2019. The increase in cash flows generated from operations is primarily due to the increase in gold price per ounce.

The Company used $22,941 in financing cash flow for the three months ended March 31, 2020 (2019 – $29,859). For the first quarter of 2020, financing cash outflows included a $16,667 repayment on the Loan Facility, payment of $5,669 in interest related to the Loan Facility and convertible notes and lease payments of $1,614. In the comparable period in 2019, financing cash outflows included a $20,000 repayment on the Loan Facility, payment of $7,271 in interest related to the Loan Facility and convertible notes and lease payments of $1,556.

Cash used in investing activities for the three months ended March 31, 2020 was $10,735 compared to $4,925 in the comparable period in 2019. For both 2020 and 2019 periods, cash used in investing activities was related to sustaining and expansion capital expenditures and exploration and evaluation expenditures.

SUMMARY OF QUARTERLY FINANCIAL RESULTS

The following table contains selected quarterly information derived from the Company’s unaudited quarterly condensed consolidated interim financial statements, which are reported under IFRS applicable to interim financial reporting.

In thousands of USD,	2020	2019	2019	2019	2019	2018	2018	2018
except per share data	Q1	Q4	Q3	Q2	Q1	Q4	Q3	Q2
Revenue	$126,560	$135,484	$132,735	$113,202	$103,119	$108,596	$110,060	$146,478
Earnings from mine operations	$37,055	$45,857	$46,585	$29,789	$29,152	$36,117	$37,608	$60,070
Net earnings	$6,237	$20,049	$6,259	$10,443	$4,166	$2,847	$10,734	$31,097
Comprehensive earnings	$6,237	$20,049	$6,259	$10,443	$4,166	$3,535	$11,725	$33,023
Earnings per share -
Basic	$0.03	$0.11	$0.03	$0.06	$0.02	$0.01	$0.06	$0.17
Diluted	$0.03	$0.11	$0.03	$0.06	$0.02	$0.01	$0.06	$0.17
Total assets	$1,575,330	$1,573,167	$1,579,105	$1,609,644	$1,625,855	$1,613,418	$1,771,543	$1,731,950
Long-term liabilities(1)	$491,885	$489,510	$489,464	$550,196	$579,873	$573,659	$178,088	$408,597
Cash dividends	$-	$-	$-	$-	$-	$-	$-	$-
Cash and cash equivalents	$40,566	$23,174	$16,583	$34,281	$50,868	$45,407	$190,318	$142,495
Mineral properties, plant and equipment	$1,486,112	$1,500,512	$1,519,702	$1,521,301	$1,530,763	$1,522,919	$1,534,908	$1,542,419
(1)	As at March 31, 2020, long-term liabilities does not include the current portion of the Company’s Loan Facility in the amount of $66,667 (2019 - $66,667).

Our financial results are primarily driven by gold production and the average realized price(1) of gold. Significant changes in either of these factors directly impact our revenue, earnings from mine operations and net and comprehensive earnings.

1 Refer to the “Non-IFRS Financial Performance Measures” section for a reconciliation of these amounts.

COMMITMENTS

The following table provides our contractual obligations as of March 31, 2020:

In thousands of USD	1 year	2-3 years	4-5 years	More than 5 years	Total
Operating activities:
Decommissioning and restoration provision	$53	$120	$-	$21,970	$22,143
Lease obligations	6,062	5,210	1,360	-	12,632
Purchase commitments	4,550	-	-	-	4,550
Short-term lease commitments	306	-	-	-	306
Financing activities:
Principal repayments on Loan Facility	66,667	298,666	-	-	365,333
Repayment of convertible notes	2,250	102,250	-	-	104,500
Interest payments on Loan Facility(1)	15,226	20,182	-	-	35,408
	$95,114	$426,428	$1,360	$21,970	$544,872
(1)	Interest payments on Loan Facility represent management’s reasonable estimate based on current LIBOR and the Company’s projected applicable margin in accordance with the terms of the Loan Facility.

Commitments – Brucejack Mine

The Company and the Nisga’a Nation have entered into a comprehensive Cooperation and Benefits Agreement in respect of the Brucejack Mine. Under the terms of the Agreement, the Nisga’a Nation will provide ongoing support for the development and operation of Brucejack with participation in its economic benefits.

The Brucejack Mine is subject to a 1.2% net smelter returns royalty (“1.2% NSR royalty”) on production in excess of cumulative 503,386 ounces of gold and 17,907,080 ounces of silver. The gold ounce production threshold for the 1.2% NSR royalty was met in December 2018. For the three months ended March 31, 2020, $1,450 (2019 – $1,194) was expensed to royalties and selling costs in the statement of earnings.

CONTINGENCIES

The Company is involved in various claims, litigation and other matters in the ordinary course and conduct of business. Some of these pending matters will take a number of years to resolve. While it is not possible to determine the ultimate outcome of such actions at this time, and inherent uncertainties exist in predicting such outcomes, it is the Company’s belief that the ultimate resolution of such actions is not reasonably likely to have a material adverse effect on its consolidated financial position or results of operations.

Class action lawsuits

Canadian class action

On October 29, 2013, David Wong, a shareholder of the Company, filed a proposed class action claim (the “Wong Action”) against the Company, Robert Quartermain (a director, and the President and the CEO of the Company at such time) and Snowden Mining Industry Consultants Ltd. (“Snowden”). The Wong Action was filed in the Ontario Superior Court of Justice.

The Wong Action alleges that the price of the Company’s shares on the TSX and NYSE suffered a significant drop in value following the announcement on October 9, 2013 of the resignation of Strathcona Mineral Services Ltd. (“Strathcona”), the consultant responsible for overseeing and reporting on the 10,000-tonne bulk sample, and the announcement of Strathcona’s reasons for resigning on October 22, 2013.

The Wong Action claims C$60,000 in general damages on behalf of a class of persons who acquired the Company’s securities between July 23, 2013 and October 21, 2013. Snowden is no longer a defendant in the Wong Action.

The plaintiff in the Wong Action brought a motion for leave to commence an action under the secondary market provisions in Part XXIII.1 of the Ontario Securities Act. The motion was heard on May 29 and 30, 2017. The Court allowed the plaintiff’s motion on July 20, 2017. The Company was denied leave to appeal this decision. The Company and Robert Quartermain consented to, and on January 23, 2019 the Court granted, an order certifying the Wong Action as a class proceeding pursuant to the Class Proceedings Act (Ontario). The Company and Robert Quartermain have moved for summary judgment to dismiss the Wong Action.

The Company believes that the allegations made against it in the Wong Action are meritless and will vigorously defend them, although no assurance can be given with respect to the ultimate outcome. The Company has not accrued any amounts for this action.

United States Class Action

Two putative class action complaints were filed against the Company and certain of its officers in the United States District Court for the Southern District of New York, one on September 7, 2018 and the other on October 19, 2018. The complaints were filed on behalf of an alleged class of all persons and entities who purchased or acquired shares of the Company between July 21, 2016 and September 6, 2018, and relate to public disclosures of the Company made between July 2016 and September 2018 regarding the Brucejack Mine.

On April 8, 2019, the United States District Court for the Southern District of New York issued an order granting Aurico Gold Fund LP’s motion to consolidate the two cases under the case caption “In re Pretium Resources, Inc. Securities Litigation” (the “Aurico Action”), appoint itself as lead plaintiff, and approve lead plaintiff’s selection of counsel. On June 21, 2019, the plaintiffs in the Aurico Action filed a Consolidated Amended Class Action Complaint. The Company has retained legal counsel in connection with these matters and on August 27, 2019, filed its memorandum of law in support of its motion to dismiss the Aurico Action. The plaintiffs filed their opposition to the Company’s motion to dismiss on October 28, 2019 and the Company filed its reply brief on December 10, 2019. On February 27, 2020 the District Court granted the Company’s motion to dismiss the Aurico Action but allowed the plaintiffs to move for leave to amend their complaint within 30 days of the order. The plaintiffs in the Aurico Action filed their motion to amend their complaint on March 30, 2020. The Company’s memorandum of law in opposition to plaintiff’s motion for leave to amend complaint was filed on April 13, 2020 and the plaintiffs filed their reply memorandum on April 20, 2020.

The Company believes that the allegations made against it and its officers in the Aurico Action are meritless and will vigorously defend them, although no assurance can be given with respect to the ultimate outcome. The Company has not accrued any amounts for this action.

Construction claims

On April 24, 2017, Bear Creek Contracting Ltd. (“Bear Creek”) filed a Notice of Civil Claim against the Company (the “Bear Creek Action”) alleging that the Company owes Bear Creek C$14,563 in general damages in connection with work undertaken at the Brucejack Mine transmission line. The Bear Creek Action was filed in the Supreme Court of British Columbia.

The Company filed a Response to Civil Claim on July 31, 2017, opposing all of the claims and allegations made. Notices of Civil Claim have also been filed by Blue Max Drilling Inc. (April 24, 2017), More Core Diamond Drilling Services Ltd. (March 27, 2017), and Lakelse Air Ltd. (February 23, 2018) who were subcontractors working under Bear Creek. Responses to Civil Claim have been filed in those actions and the claims are understood to be subsumed in the amount claimed by Bear Creek. It is expected that the four actions will be joined.

The Company is of the view that any liability it may have is within the limits of the lien holdback it continues to hold in trust with respect to these claims. The Company believes that all other allegations made against it in the Bear Creek Action, and the other actions, are meritless and will vigorously defend the matter, although no assurance can be given with respect to the ultimate outcome of such proceedings. The Company has not accrued any amounts for any of the actions.

OFF-BALANCE SHEET ARRANGEMENTS

The Company does not have any off-balance sheet arrangements.

RELATED PARTY TRANSACTIONS

Other than as expressed herein, and remuneration of key management personnel and the Board of Directors, in the ordinary course of their employment or directorship, as applicable, we had no transactions with related parties as defined in IAS 24, Related Party Disclosures.

We have entered into employment agreements with each of our officers, including our President and CEO, our Executive Vice President and Chief Financial Officer (our “CFO”), our Vice President, Operations (our “VP Ops”), our Executive Vice President, Corporate Affairs and Sustainability (our “EVP Corporate”), and our Vice President and Chief Exploration Officer (our “CExO).

We were also party to an employment agreement with our former Executive Chairman (our “Exec Chair”), who retired on December 31, 2019. Under his employment agreement, the Exec Chair was entitled to a retirement allowance which was payable in full in the event the Exec Chair terminated his employment with the Company. The retirement allowance, in the amount of $4,620 (C$6,000), was paid on January 3, 2020.

Under the employment agreements, our officers, including the CEO, CFO, VP Ops, EVP Corporate and CExO receive a base salary, extended benefits and are eligible for an annual performance-based bonus and long-term incentive awards determined at the discretion of our Board of Directors.

Certain of our officers, including the CEO, CFO, VP Ops, EVP Corporate and CExO are also entitled, on termination without cause, including following a change of control, to twenty-four months’ salary and twice the average annual performance bonus earned in the three years immediately preceding termination. During the quarter, termination costs of $2,234 (C$3,170) were recorded to corporate administrative costs in the statement of earnings for the departure of Joseph Ovsenek as the President and CEO.

CRITICAL ACCOUNTING ESTIMATES AND JUDGMENTS

The preparation of financial statements requires the use of accounting estimates. It also requires management to exercise judgment in the process of applying its accounting policies. Estimates and judgments are regularly evaluated and are based on management’s experience and other factors, including expectations about future events that are believed to be reasonable under the circumstances. The following discusses the most significant accounting judgments and accounting estimates that the Company has made in the preparation of the financial statements including those that could result in a material effect in the next financial year on the carrying amounts of assets and liabilities:

Key accounting policy judgment

Impairment of mineral properties, plant and equipment

The application of the Company’s accounting policy for impairment of mineral properties, plant and equipment requires judgment to determine whether indicators of impairment exist. The review of impairment indicators includes consideration of both external and internal sources of information, including factors such as market and economic conditions, metal prices and forecasts, capital expenditure requirements, future operating costs and production volumes.

As at March 31, 2020, management assessed impairment indicators for the Company’s mineral properties, plant and equipment and concluded that due to a decrease in the estimated total contained ounces in the updated Mineral Reserves of the Brucejack Mine, an indicator of impairment existed. Refer to the results of the impairment assessment below in the “Sources of estimation uncertainty - Recoverable amount of the Brucejack Mine” section.

Impairment of exploration and evaluation assets

The application of the Company’s accounting policy for impairment of exploration and evaluation assets requires judgment to determine whether indicators of impairment exist including factors such as, the period for which the Company has the right to explore, expected renewals of exploration rights, whether substantive expenditures on further exploration and evaluation of resource properties are budgeted and evaluation of the results of exploration and evaluation activities up to the reporting date. Management has assessed impairment indicators on the Company’s exploration and evaluation assets and has concluded that no impairment indicators exist as of March 31, 2020.

Sources of estimation uncertainty

Mineral Reserves and Resources

The Company estimates its mineral reserves and resources based on information compiled by qualified persons as defined in accordance with NI 43-101 requirements. The estimation of Mineral Reserves and Resources requires judgment to interpret available geological data, select an appropriate mining method and establish an extraction schedule. It also requires assumptions about future commodity prices, exchange rates, production costs and recovery rates. There are uncertainties inherent in estimating Mineral Reserves and Resources and assumptions that are valid at the time of estimation and may change significantly when new information becomes available. New geological data as well as changes in the above assumptions may change the economic status of reserves and may, ultimately, result in the reserves being revised.

The changes in the Proven and Probable Mineral Reserves announced on March 9, 2020 impacted the calculation of depreciation and depletion expense in the first quarter of 2020.

Recoverable amount of the Brucejack Mine

As noted above, at March 31, 2020, the Company reviewed impairment indicators for the Brucejack Mine and concluded there was an indicator of impairment due to the decrease in the estimated total contained ounces in the updated mineral reserve. In accordance with the Company’s accounting policy, the recoverable amount was assessed as the higher of its value in use or fair value less costs of disposal (“FVLCD”).

The recoverable amount was determined based on the FVLCD method using discounted future cash flows. The estimates used by management in arriving at the recoverable amount are subject to various risks and uncertainties including changes in future gold and silver prices, exchange rate, capital cost estimates, operating cost estimates, estimated Mineral Reserves and Resources and the discount rate. Changes in estimates could affect the expected recoverability of the Brucejack Mine.

The Brucejack Mine cash-generating unit includes mineral properties, plant and equipment, construction in progress, right of use (“ROU”) assets, decommissioning and restoration provision and working capital. The carrying amount of the cash-generating unit at March 31, 2020 was $1,221,048.

In arriving at FVLCD, post-tax cash flows were estimated using the following significant assumptions: (a) the latest mineral reserve and resource; (b) production profile, operating costs and capital costs from the latest detailed life of mine plan; (c) a gold price of $1,550 per ounce; (d) a silver price of $17.00 per ounce; (e) a foreign exchange rate of C$1.00:US$0.760; and (f) a real discount rate of 5.5%.

The Company’s assessment of FVLCD exceeded the carrying amount of the Brucejack Mine cash-generating unit and as a result, no impairment loss was recognized in the statement of earnings.

CHANGES IN ACCOUNTING POLICIES

IFRS 16, Leases (“IFRS 16”)

The Company adopted IFRS 16 effective January 1, 2019 using the modified retrospective approach. IFRS 16 replaces the provisions of IAS 17, Leases and IFRIC 4, Determining Whether an Arrangement Contains a Lease. IFRS 16 provides a single lessee accounting model, requiring lessees to recognize an ROU asset and a lease obligation at the lease commencement date.

For further information related to the IFRS 16 transition, refer to the MD&A for the years ended December 31, 2019 and 2018.

NEW ACCOUNTING POLICIES

Our significant accounting policies are presented in Note 3 to the audited consolidated financial statements for the years ended December 31, 2019 and 2018. There were no new accounting policies adopted during the three months ended March 31, 2020.

NEW ACCOUNTING STANDARDS AND RECENT PRONOUNCEMENTS

There are no IFRS standards or International Financial Reporting Interpretations Committee interpretations that are not yet effective or early adopted that are expected to have a material impact on the Company.

FINANCIAL INSTRUMENTS

Classification of financial assets

We have the following financial assets: cash and cash equivalents, receivables and other and restricted cash.

Cash and cash equivalents and restricted cash are classified at amortized cost. Interest income is recognized by applying the effective interest rate method.

The Company’s trade receivables result from sales transactions in accordance with IFRS 15, Revenue from Contracts with Customers and contain provisional pricing arrangements. These trade receivables are classified as fair value through profit or loss (“FVTPL”) with the gain (loss) included in revenue.

Classification of financial liabilities

We have the following financial liabilities: accounts payable and accrued liabilities which include lease obligations, the RSU liability, the DSU liability, the Loan Facility and the debt portion of the convertible notes.

Accounts payable and accrued liabilities, the Loan Facility and the debt portion of the convertible notes are classified as financial liabilities at amortized cost and are recognized initially at fair value, net of any directly attributable transaction costs. Subsequent to initial recognition, these financial liabilities are held at amortized cost using the effective interest method.

The RSU liability and DSU liability are recorded at FVTPL and, accordingly, are recorded on the statement of financial position at fair value.

Financial risk management

The Company has exposure to a variety of financial risks: market risk (including currency risk, interest rate risk and commodity price risk), credit risk and liquidity risk from its use of financial instruments.

Risk management is the responsibility of management and is carried out under policies approved by the Board of Directors. Material risks are monitored and are regularly discussed with the Audit Committee and Board of Directors. The type of risk exposure and the way in which such exposure is managed is discussed below:

Market risk

Market risk is the risk that changes in market prices, such as foreign exchange rates, interest rates and commodity prices will affect the Company’s cash flows or value of its financial instruments.

Currency risk

The Company is subject to currency risk on financial instruments which are denominated in currencies that are not the same as the functional currency of the entity that holds them. Exchange gains and losses would impact earnings.

The Company is exposed to currency risk through cash and cash equivalents, receivables and other excluding trade receivables, restricted cash and accounts payable and accrued liabilities which are denominated in CAD. The Company has not hedged its exposure to currency fluctuations at this time.

In addition to currency risk from financial instruments, a significant portion of the Company’s mine production costs, capital expenditures and corporate administrative costs are incurred in CAD. Consequently, fluctuations in the USD exchange rate against the CAD increases the volatility of cost of sales and corporate administrative costs.

Interest rate risk

The Company is subject to interest rate risk with respect to its investments in cash and cash equivalents. The Company’s current policy is to invest cash at floating rates of interest and cash reserves are to be maintained in cash and cash equivalents in order to maintain liquidity, while achieving a satisfactory return for shareholders. Fluctuations in interest rates when cash and cash equivalents mature impact interest income earned.

The Company is subject to interest rate risk with respect to its Loan Facility. Interest rates associated with this facility are based on LIBOR and the administrative agents’ base rate which fluctuate based on market conditions.

Commodity price risk

The Company is subject to commodity price risk from fluctuations in the market prices for gold and silver. Commodity price risks are affected by many factors that are outside the Company’s control including global or regional consumption patterns, the supply of and demand for metals, speculative activities, the availability and costs of metal substitutes, inflation and political and economic conditions.

The financial instruments impacted by commodity prices are trade receivables. Price adjustments are made in subsequent periods to the customer receivables for concentrate sales transactions based on movements in market prices prior to final pricing. As a result, concentrate sales receivables are fair valued and adjusted each period to reflect forward market prices to the estimated settlement date.

The Company has not hedged the price of any commodity at this time.

Credit risk

Credit risk is the risk of potential loss to the Company if the counterparty to a financial instrument fails to meet its contractual obligations. The Company’s credit risk is primarily attributable to its liquid financial assets including cash and cash equivalents, trade receivables and restricted cash.

The Company limits its exposure to credit risk on financial assets through investing its cash and cash equivalents and restricted cash with high-credit quality financial institutions. Management believes the risk of loss related to these deposits to be low. The Company continually evaluates changes in the status of its counterparties.

The Company is exposed to credit risk through its trade receivables, which are principally with internationally recognized counterparties. The Company sells its refined gold on spot contracts to financial institutions in Canada and its concentrates to trading companies. The Company sells its silver to refineries located in Canada and other jurisdictions and trading companies. The Company has had limited instances of default from its counterparties. The Company continually evaluates the counterparties to which it sells its product. The Company is not economically dependent on a limited number of customers for the sale of its gold and silver as its products can be sold through numerous world-wide commodity markets.

Liquidity risk

Liquidity risk is the risk that we will not be able to meet our financial obligations as they fall due. The Company manages liquidity risk by monitoring actual and projected cash flows and matching the maturity profile of financial assets and liabilities. Cash flow forecasting is performed regularly, and we try to ensure that there is sufficient capital in order to meet short-term business requirements, after taking into account cash flows from operations and our holdings of cash and cash equivalents. Our cash and cash equivalents are currently invested in business and savings accounts with financial institutions of high credit quality which are available on demand by us for our programs. To the extent we do not believe there is sufficient liquidity to meet obligations, we will consider drawing on the Loan Facility (to the extent available), securing additional debt and/or equity funding. For further discussion, refer to the “Liquidity and Capital Resources” section of this MD&A.

EVENTS AFTER REPORTING DATE

Our Board of Directors appointed Jacques Perron as President and Chief Executive Officer of the Company, effective April 27, 2020.

NON-IFRS FINANCIAL PERFORMANCE MEASURES

The Company has included certain non-IFRS measures in this MD&A. The Company believes that these measures, in addition to measures prepared in accordance with IFRS, provide readers an improved ability to evaluate the underlying performance of the Company and to compare it to information reported by other companies. The non-IFRS measures are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. These measures do not have any standardized meaning prescribed under IFRS, and therefore may not be comparable to similar measures presented by other issuers.

Cost of sales per ounce of gold sold

The Company reports cost of sales on a gold ounce sold basis. Management uses this metric as a tool to monitor total operating cost performance which includes non-cash items such as depreciation and depletion and site share-based compensation.

The following table reconciles this non-IFRS measure to the most directly comparable IFRS measure disclosed in the financial statements.

In thousands of USD,	For the three months ended
except for per ounce data	March 31,	March 31,
	2020	2019
Gold ounces sold	80,460	81,434
Cost of sales per ounce sold reconciliation
Cost of sales	$89,505	$73,967
Cost of sales per ounce of gold sold	$1,112	$908

Total cash costs

Total cash costs is a common financial performance measure in the gold mining industry but has no standard meaning. The Company reports total cash costs on a gold ounce sold basis. The Company believes that, in addition to measures prepared in accordance with IFRS, such as revenue, certain readers can use this information to evaluate the Company’s performance and ability to generate operating earnings and cash flow from its mining operations. Management uses this metric as an important tool to monitor operating cost performance.

Total cash costs include cost of sales such as mining, processing, surface services and other, mine general and administrative costs, royalties and selling costs and changes in inventories less non-cash depreciation and depletion, write-down of inventories due to RMC bankruptcy, site share-based compensation and silver revenue divided by gold ounces sold to arrive at total cash costs per ounce of gold sold. Other companies may calculate this measure differently.

The following table reconciles this non-IFRS measure to the most directly comparable IFRS measure disclosed in the financial statements.

In thousands of USD,	For the three months ended
except for per ounce data	March 31,	March 31,
	2020	2019
Gold ounces sold	80,460	81,434
Total cash costs reconciliation
Cost of sales	$89,505	$73,967
Less: Depreciation and depletion	(24,578)	(16,091)
Less: Site share-based compensation	171	(584)
Less: Silver revenue	(1,812)	(1,468)
Total cash costs	$63,286	$55,824
Total cash costs per ounce of gold sold	$787	$686

All-in sustaining costs

The Company believes that AISC more fully defines the total costs associated with producing gold. AISC is calculated based on the definitions published by the World Gold Council (“WGC”) (a market development organization for the gold industry comprised of and funded by 26 gold mining companies from around the world). The WGC is not a regulatory organization. The Company calculates AISC as the sum of total cash costs (as described above), sustaining capital expenditures (excluding expansion capital related to the 3,800 tonne per day expansion project), accretion on decommissioning and restoration provision, treatment and refinery charges, payments on lease obligations, site share-based compensation, and corporate administrative costs, all divided by the gold ounces sold to arrive at a per ounce amount.

Other companies may calculate this measure differently as a result of differences in underlying principles and policies applied. Differences may also arise due to a different definition of sustaining versus non-sustaining capital.

The following table reconciles this non-IFRS measure to the most directly comparable IFRS measure disclosed in the financial statements.

In thousands of USD,	For the three months ended
except for per ounce data	March 31,	March 31,
	2020	2019
Gold ounces sold	80,460	81,434
All-in sustaining costs reconciliation
Total cash costs	$63,286	$55,824
Sustaining capital expenditures (1)	5,967	3,662
Accretion on decommissioning and restoration provision	89	144
Treatment and refinery charges	3,995	5,052
Payments on lease obligations	1,614	1,556
Site share-based compensation	(171)	584
Corporate administrative costs (2)	5,378	3,874
Total all-in sustaining costs	$80,158	$70,696
All-in sustaining costs per ounce of gold sold	$996	$868
(1)	Sustaining capital expenditures includes deferred development costs.
(2)	Includes the sum of corporate administrative costs per the statement of earnings and comprehensive earnings, excluding depreciation within those figures.

Average realized price and average realized cash margin

Average realized price and average realized cash margin per ounce of gold sold are used by management and readers to better understand the gold price and cash margin realized throughout a period.

Average realized price is calculated as revenue from contracts with customers plus treatment and refinery charges included in concentrate revenue less silver revenue divided by gold ounces sold. Average realized cash margin represents average realized price per gold ounce sold less total cash costs and treatment and refinery charges per gold ounce sold.

The following table reconciles these non-IFRS measures to the most directly comparable IFRS measures disclosed in the financial statements.

In thousands of USD,	For the three months ended
except for per ounce data	March 31,	March 31,
	2020	2019
Revenue from contracts with customers	$126,934	$103,826
Treatment and refining charges	3,995	5,052
Less: Silver revenue	(1,812)	(1,468)
Gold revenue(1)	$129,117	$107,410
Gold ounces sold	80,460	81,434
Average realized price	$1,605	$1,319

Less: Total cash costs per ounce of gold sold	(787)	(686)
Less: Treatment and refining charges per ounce of gold sold	(50)	(62)
Average realized cash margin per ounce of gold sold	$768	$571
(1)	Gold revenue excludes the loss on trade receivables at fair value related to provisional pricing adjustments in the amount of $374 (2019 - $707).

Adjusted earnings and adjusted basic earnings per share

Adjusted earnings and adjusted basic earnings per share are used by management and readers to measure the underlying operating performance of the Company. Presenting these measures helps management and readers evaluate earning trends more readily in comparison with results from prior periods.

Adjusted earnings is defined as net earnings adjusted to exclude specific items that are significant, but not reflective of the underlying operations of the Company, including: loss on financial instruments at fair value (as applicable), amortization of Loan Facility transaction costs, accretion on convertible notes, and deferred income tax expense. Adjusted basic earnings per share is calculated using the weighted average number of shares outstanding under the basic method of earnings per share as determined under IFRS.

The following table reconciles these non-IFRS measures to the most directly comparable IFRS measures disclosed in the financial statements.

In thousands of USD,	For the three months ended
except for per share data	March 31,	March 31,
	2020	2019
Basic weighted average shares outstanding	185,402,860	184,192,702
Adjusted earnings and adjusted basic earnings per share reconciliation
Net earnings for the period	$6,237	$4,166
Adjusted for:
Loss on financial instruments at fair value	-	7,526
Amortization of Loan Facility transaction costs	856	324
Accretion on convertible notes	1,389	1,373
Deferred income tax expense	17,381	3,138
Adjusted earnings	$25,863	$16,527
Adjusted basic earnings per share	$0.14	$0.09

Free cash flow

Free cash flow is calculated as cash generated from operating activities less cash used in investing activities. It provides useful information to management and readers as an indicator of the cash generated from the Company’s operations before consideration of how those activities are financed.

The following table reconciles this non-IFRS measure to the most directly comparable IFRS measures disclosed in the financial statements.

In thousands of USD	For the three months ended
	March 31,	March 31,
	2020	2019
Cash generated from operating activities	52,538	39,944
Cash used in investing activities	(10,735)	(4,925)
Free cash flow	$41,803	$35,019

Working capital

Working capital is defined as current assets less current liabilities and provides useful information to management and readers about liquidity of the Company.

The following table reconciles this non-IFRS measure to the most directly comparable IFRS measure disclosed in the financial statements.

In thousand of USD	March 31,	December 31,
	2020	2019
Current assets	$78,278	$62,550
Current liabilities(1)	121,578	129,355
Working capital deficit	$(43,300)	$(66,805)
(1)	As at March 31, 2020, current liabilities include the current portion of the Loan Facility in the amount of $66,667 (2019 - $66,667).

OUTSTANDING SHARE DATA

As at April 30, 2020, the Company had the following number of securities outstanding:

	Number of	Exercise price	Exercise price	Weighted average
	securities	($)	currency	remaining life (years)
Common shares	185,522,800			-
Stock options	3,209,947	$6.75 - $15.35	CAD	1.78
Convertible notes	6,250,000	$16.00	USD	1.87
Restricted share units(1)	262,731		CAD	1.33
Performance share units(1)	98,509		CAD	1.16
	195,343,987
(1)	The Company may settle RSUs and PSUs in cash or common shares of the Company, on a basis of one common share for each RSU and, depending on achievement of performance criteria, zero to two common shares for each PSU, as applicable.

INTERNAL CONTROL OVER FINANCIAL REPORTING

Management with the participation of the President and CEO and the Executive Vice President and CFO, assessed the effectiveness of our internal control over financial reporting as at December 31, 2019. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission in Internal Control – Integrated Framework (COSO 2013).

Management, with the participation of the President and CEO and the Executive Vice President and CFO, is responsible for establishing and maintaining adequate internal control over financial reporting. Our internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS. Any system of internal control over financial reporting, no matter how well designed, has inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable, not absolute, assurance with respect to financial statement preparation and presentation. There have been no significant changes in our internal controls during the three months ended March 31, 2020 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

RISKS AND UNCERTAINTIES

Natural resources exploration, development and operation involves a number of risks and uncertainties, many of which are beyond our control. These risks and uncertainties include, without limitation, the risks discussed elsewhere in this MD&A and those identified in our Annual Information Form dated February 21, 2020 and filed in Canada under our profile on SEDAR at www.sedar.com, and in the United States on Form 40-F through EDGAR at the SEC’s website at www.sec.gov. You should carefully consider such risks and uncertainties prior to deciding to invest in our securities.

Public health crises, including COVID-19, could adversely affect our business.

Our business, operations and financial condition could be materially adversely affected by the outbreak of epidemics, pandemics or other health crises, such as the outbreak of COVID-19 that was designated as a pandemic by the World Health Organization on March 11, 2020. The international response to the spread of COVID-19 has led to significant restrictions on travel, temporary business closures, quarantines, global stock market volatility and a general reduction in consumer activity. Such public health crises can result in operating, supply chain and project development delays and disruptions, global stock market and financial market volatility, declining trade and market sentiment, reduced movement of people and labour shortages, and travel and shipping disruption and shutdowns, including as a result of government regulation and prevention measures, or a fear of any of the foregoing, all of which could affect commodity prices, interest rates, credit ratings, credit risk and inflation. In addition, the current COVID-19 pandemic, and any future emergence and spread of similar pathogens could have an adverse impact on global economic conditions which may adversely impact our operations, and the operations of our suppliers, contractors and service providers, including smelter and refining service providers, and the demand for our production.

We may experience business interruptions, including suspended (whether government mandated or otherwise) or reduced operations at our Brucejack Mine, expenses and delays, relating to COVID-19 and other such events outside of our control, which could have a material adverse impact on our business, operations and operating results, financial condition, liquidity and the market for our securities. As at the date of this MD&A, the duration of the business disruptions internationally and related financial impact of COVID-19 cannot be reasonably estimated. It is unknown whether and how we may be affected if such an epidemic persists for an extended period of time. In particular, the region in which we operate may not have sufficient public infrastructure to adequately respond or efficiently and quickly recover from such event, which could have a materially adverse effect on our operations. Our exposure to such public health crises also includes risks to employee health and safety. Our operation is located in a relatively remote and isolated area and represents a concentration of personnel working and residing in close proximity to one another. Should an employee or visitor become infected with a serious illness that has the potential to spread rapidly, this could place our workforce at risk.

STATEMENT REGARDING FORWARD-LOOKING INFORMATION

This MD&A contains “forward-looking information”, “forward looking statements”, “future oriented financial information” and “financial outlook” within the meaning of applicable Canadian and United States securities legislation (collectively herein referred to as “forward-looking information”), including the “safe harbour” provisions of Canadian provincial securities legislation and the U.S. Private Securities Litigation Reform Act of 1995, Section 21E of the U.S. Securities Exchange Act of 1934, as amended, and Section 27A of the U.S. Securities Act of 1933, as amended. The purpose of disclosing future oriented financial information and financial outlook is to provide a general overview of management’s expectations regarding the anticipated results of operations including cash generated therefrom and costs thereof and readers are cautioned that future oriented financial information and financial outlook may not be appropriate for other purposes.

Wherever possible, words such as “plans”, “expects”, “guidance”, “projects”, “assumes”, “budget”, “strategy”, “scheduled”, “estimates”, “forecasts”, “anticipates”, “believes”, “intends”, “modeled”, “targets” and similar expressions or statements that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved, or the negative forms of any of these terms and similar expressions, have been used to identify forward-looking information. Forward-looking information may include, but is not limited to, statements with respect to: anticipated operational and financial impacts from the COVID-19 pandemic; our COVID-19 response and contingency plans and anticipated effects thereof; production and financial guidance, and our expectations around achieving such guidance; our future operational and financial results, including estimated cash flows (including free cash flow forecasts) and the timing thereof; expectations around grade of gold and silver production; the Brucejack Mine production rate and gold recovery rate; capital modifications and upgrades, underground development and anticipated benefits thereof, and estimated expenditures and timelines in connection therewith, including with respect to maintaining a steady state production rate of, 3,800 tonnes per day; payment of debt, operating and other obligations and commitments including timing and source of funds; our mining (including mining methods), expansion, exploration and development activities, including the reverse circulation drill program, our infill, expansion and underground exploration drill programs and our grassroots exploration program, and the results, costs and timing thereof; our operational grade control program, including plans with respect to our infill drill program and our local grade control model; grade reconciliation, updated geological interpretation and mining initiatives with respect to the Brucejack Mine; our management, operational plans and strategy; capital, sustaining and operating cost estimates and timing thereof; the future price of gold and silver; our liquidity and the adequacy of our financial resources (including capital resources); our intentions with respect to our capital resources; capital allocation plans; our financing activities, including plans for the use of proceeds thereof; the estimation of Mineral Reserves and Mineral Resources, including the 2020 Updates; parameters and assumptions used to estimate Mineral Reserves and Mineral Resources; realization of Mineral Reserve and Mineral Resource estimates; our estimated LOM and LOM Plan for the Brucejack Mine; production and processing estimates and estimated rates; estimated economic results of the Brucejack Mine, including net cash flow and NPV; predicted metallurgical recoveries for gold and silver; geological and mineralization interpretations; development of our Brucejack Mine and timing thereof; results, analyses and interpretations of exploration and drilling programs; timelines and similar statements relating to the economic viability of the

Brucejack Mine, including mine life, total tonnes mined and processed and mining operations; updates to our Mineral Reserves and Mineral Resources and LOM Plan for the Brucejack Mine, and the anticipated effects and timing thereof; timing, receipt, and anticipated effects of, and anticipated capital costs in connection with, approvals, consents and permits under applicable legislation; our executive compensation policy, approach and practice; our relationship with community stakeholders; litigation matters; environmental matters; payment of taxes, our effective tax rate and the recognition of our previously unrecognized income tax attributes; new accounting standards applicable to the Company, including methods of adoption and the effects of adoption of such standards; statements regarding USD cash flows, currency fluctuations and the recurrence of foreign currency translation adjustments; management and board of directors succession plans; and the impact of financial instruments on our earnings. Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance are not statements of historical fact and may be forward-looking information.

Forward-looking information is subject to a variety of known and unknown risks, uncertainties and other factors that could cause actual results, actions, events, conditions, performance or achievements to materially differ from those expressed or implied by the forward-looking information, including, without limitation, those related to:

●	future impacts of the COVID-19 pandemic and government response to such pandemic;
●	our ability to continue operations at Brucejack in lieu of the pandemic and the risk of future shut downs as a result thereof;
●	the effectiveness of preventative actions and contingency plans put in place by the Company to respond to the COVID-19 pandemic;
●	escalation of travel restrictions on people or products;
●	uncertainty as to the outcome of legal proceedings;
●	the effect of indebtedness on cash flow and business operations;
●	the effect of restrictive covenants pursuant to the Loan Facility;
●	assumptions regarding expected capital costs, operating costs and expenditures, production schedules, economic returns and other projections;
●	our production, grade of gold, cash flow and cost estimates, including the accuracy thereof;
●	commodity price fluctuations, including gold price volatility;
●	the accuracy of our Mineral Resource and Reserve estimates (including with respect to size, grade and recoverability) and the geological, operational and price assumptions on which they are based;
●	uncertainties relating to inferred Mineral Resources being converted into Measured or Indicated Mineral Resources;
●	our ability to maintain or increase our annual production of gold at the Brucejack Mine or discover, develop or acquire Mineral Reserves for production;
●	dependency on the Brucejack Mine for our future operating revenue;
●	the development of our properties and expansion of our operations;
●	our need or ability to raise enough capital to mine, develop, expand or complete further exploration programs on our mineral properties;
●	our ability to generate operating revenues and cash flow in the future;
●	failure of counterparties to perform their contractual obligations;
●	general economic conditions;

●	the inherent risk in the mining industry;
●	the commercial viability of our current and any acquired mineral rights;
●	availability of suitable infrastructure or damage to existing infrastructure;
●	transportation and refining risks;
●	maintaining satisfactory labour relations with employees and contractors;
●	significant governmental regulations, including environmental regulations;
●	non-compliance with permits that are obtained or delay in obtaining or renewing, failure to obtain or renew permits required in the future;
●	increased costs and restrictions on operations due to compliance with health, safety and environmental laws and regulations;
●	compliance with emerging climate change regulation and the detrimental effects of climate change;
●	adequate internal control over financial reporting;
●	various tax-related matters;
●	potential opposition from non-governmental organizations;
●	uncertainty regarding unsettled First Nations rights and title in British Columbia;
●	uncertainties related to title to our mineral properties and surface rights;
●	land reclamation and mine closure requirements;
●	our ability to identify and successfully integrate any material properties we acquire;
●	currency exchange rate fluctuations;
●	competition in the mining industry for properties, qualified personnel and management;
●	our ability to attract and retain qualified management and personnel;
●	disruption from changes in management team or failure to successfully transition new hires or promoted employees into their roles;
●	the ability of our new executives to successfully transitions into their roles;
●	some of our directors’ and officers’ involvement with other natural resource companies;
●	potential inability to attract development partners or our ability to identify attractive acquisitions;
●	compliance with foreign corrupt practices regulations and anti-bribery laws;
●	changes to rules and regulations, including accounting practices;
●	limitations in our insurance coverage and the ability to insure against certain risks;
●	risks related to ensuring the security and safety of information systems, including cyber security risks;
●	significant growth could place a strain on our management systems;
●	share ownership by our significant shareholders and their ability to influence our operations and governance and, in case of sales of our shares by such significant shareholders, our share price;
●	failure to comply with certain terms of the convertible notes;
●	reputational risks;
●	future sales or issuances of our debt or equity securities;
●	the trading price of our common shares is subject to volatility due to market conditions;
●	we are limited in our ability to, and may not, pay dividends in the foreseeable future; and
●	certain actions under U.S. federal securities laws may be unenforceable.

This list is not exhaustive of the factors that may affect any of our forward-looking information. Although we have attempted to identify important factors that could cause actual results, actions,

events, conditions, performance or achievements to differ materially from those contained in forward-looking information, there may be other factors that cause results, actions, events, conditions, performance or achievements to differ from those anticipated, estimated or intended.

Our forward-looking information is based on the assumptions, beliefs, expectations and opinions of management on the date the statements are made, many of which may be difficult to predict and beyond our control. In connection with the forward-looking information contained in this MD&A, we have made certain assumptions about, among other things: our business and operations and that no significant event will occur outside of our normal course of business and operations (other than as expressly set out herein); planned exploration, development and production activities and the results, costs and timing thereof; future price of gold and silver and other metal prices; the accuracy of our Mineral Resource and Mineral Reserve estimates and related information, analyses and interpretations (including with respect to any updates or anticipated updates); the geology and mineralization of the Brucejack Project; operating conditions; capital and operating cost estimates; production and processing estimates; the results, costs and timing of future exploration and drilling; timelines and similar statements relating to the economic viability of the Brucejack Mine; timing and receipt of governmental, regulatory and third party approvals, consents, licenses and permits; obtaining required renewals for existing approvals, consents, licenses and permits; the geopolitical, economic, permitting and legal climate that we operate in; the adequacy of our financial resources, and our ability to raise any necessary additional capital on reasonable terms; our ability to satisfy the terms and conditions of our debt obligations; commodity prices; currency exchange rates and interest rates; political and regulatory stability; requirements under applicable laws; market competition; sustained labour stability and availability of equipment; positive relations with local groups; favourable equity and debt capital markets; and stability in financial capital markets. Although we believe that the assumptions inherent in forward-looking information are reasonable as of the date of this MD&A, these assumptions are subject to significant business, social, economic, political, regulatory, competitive and other risks and uncertainties, contingencies and other factors that could cause actual actions, events, conditions, results, performance or achievements to be materially different from those projected in the forward-looking information. The Company cautions that the foregoing list of assumptions is not exhaustive. Other events or circumstances could cause actual results to differ materially from those estimated or projected and expressed in, or implied by, the forward-looking information contained in this MD&A.

Additional information about the risks and uncertainties concerning forward-looking information and material factors or assumptions on which such forward-looking information is based is provided in our Annual Information Form and Form 40-F, each dated February 21, 2020, for the year ended December 31, 2019, our MD&A for the years ended December 31, 2019 and 2018, and our other disclosure documents as filed in Canada on SEDAR at www.sedar.com and in the United States through EDGAR at the SEC’s website at www.sec.gov (collectively, “the Pretivm Disclosure Documents”).

Forward-looking information is not a guarantee of future performance. There can be no assurance that forward-looking information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information. Forward-looking information involves statements about the future and is inherently uncertain, and our actual achievements or other future events or conditions may differ materially from those reflected in the forward-

looking information due to a variety of risks, uncertainties and other factors, including, without limitation, those referred to in this MD&A and the Pretivm Disclosure Documents. For the reasons set forth above, readers should not place undue reliance on forward-looking information.

We do not assume any obligation to update forward-looking information, whether as a result of new information, future events or otherwise, other than as required by applicable law. For the reasons set forth above, prospective investors should not place undue reliance on forward-looking information.

SCIENTIFIC AND TECHNICAL INFORMATION

This MD&A uses the terms “Measured Resources”, “Indicated Resources” (together “M+I”) and “Inferred Resources”. Although these terms are recognized and required by Canadian regulations (under NI 43-101), the SEC does not recognize such terms. Mineral Resources which are not Mineral Reserves do not have demonstrated economic viability. The estimate of Mineral Resources may be materially affected by environmental, permitting, legal, title, taxation, socio-political, marketing, or other relevant issues. There is no guarantee that all or any part of the Mineral Resource will be converted into Mineral Reserves. In addition, “Inferred Mineral Resources” have a great amount of uncertainty as to their existence, and economic and legal feasibility. It cannot be assumed that all or any part of an Inferred Mineral Resource will ever be upgraded to a higher category. Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of feasibility or pre-feasibility studies, or economic studies, except for a Preliminary Assessment as defined under NI 43-101. Investors are cautioned not to assume that part or all of an Inferred Mineral Resource exists or is economically or legally mineable. Details regarding data verification undertaken with respect to the scientific and technical information included in this MD&A are set out in the 2020 Report.

CAUTIONARY NOTE TO UNITED STATES INVESTORS

Disclosure regarding our mineral properties, including with respect to Mineral Reserve and Mineral Resource estimates, in this MD&A was prepared in accordance with NI 43-101. NI 43-101 is a rule developed by the Canadian Securities Administrators that establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. NI 43-101 differs significantly from the disclosure requirements of the SEC generally applicable to U.S. companies. For example, the terms “mineral reserve”, “proven mineral reserve”, “probable mineral reserve”, “mineral resource”, “measured mineral resource”, “indicated mineral resource” and “inferred mineral resource” are defined in NI 43-101. These definitions differ from the definitions in the disclosure requirements promulgated by the SEC. Accordingly, information contained in this MD&A will not be comparable to similar information made public by U.S. companies reporting pursuant to SEC disclosure requirements.